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Iselgis Garcia, MBA

Director Of Operations, FAU College of Engineering & Computer Science

Boca Raton, Florida · See 221 connections · **See contact info**

 Florida Atlantic University

 Florida Atlantic University

Experience



Director Of Operations

Florida Atlantic University

Aug 2018 – Present · 11 mos
Boca Raton, Florida

Director of Finance and Operations

O'Farrill Learning Center

Jan 2002 – Jul 2018 · 16 yrs 7 mos

-Manage, direct and supervise all organizational and financial affairs
-Collaborate with the CEO and Board of Directors to develop and implement the agency's multi-year strategic plan and financial goals and objectives
-Spearhead company growth by increasing revenues an average of 22.5% annually... See more

Accounting Associate

Integraclick, LLC/Clickbooth.com

Jun 2008 – Sep 2010 · 2 yrs 4 mos

-Reconcile all bank and merchant accounts for company and subsidiaries monthly making accurate cash position available at any time
-Implement additional internal controls to deposit processing to improve safeguarding of funds
-Create and maintain a system of communication between the accounting and sale... See more



Assistant to the Executive Vice President

Cuban American National Council, Inc.

May 1998 – Dec 2001 · 3 yrs 8 mos

-Spearhead monthly consolidation of financial information between funding sources and accounting departments streamlining the financial reporting process
-Supervise budgeting and accounts receivable for all agency grants and contracts to successfully eliminate all overspending... See more

Education

Florida Atlantic University

Master of Business Administration (M.B.A.), Finance

2018

Western Governors University

Bachelor's Degree, Accounting

2015

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Licenses & Certifications

Registered Representative (Series 6)
Financial Industry Regulatory Authority (FINRA)
Issued Aug 2015 · No Expiration Date
Credential ID CRD# 6537645

Legal Expense License
Florida Department of Financial Services
Issued Jul 2015 · No Expiration Date
Credential ID W266625

Life Insurance (Including Annuities and Variable Contracts) License
Florida Department of Financial Services
Issued Jul 2015 · No Expiration Date
Credential ID W266625

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Skills & Endorsements

Financial Reporting · 6

Kyle Lapic, MBA and 5 connections have given endorsements for this skill

Regulatory Compliance · 2

Agustin Perret-Gentil, MBA and 1 connection have given endorsements for this skill

Internal Controls · 4

Sofia Suarez and 3 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

Delia Arteaga Bussalleu
Senior Manager, Recruitment at New York Public Radio
February 15, 2016, Delia worked with Iselgis in the same group

Delia is a wonderful recruiter and an expert in human resource policies and regulations. She is dedicated, funny, and a pleasure to work with. She is my "go-to" person whenever I have a question about labor laws or how to manage employees more effectively. Delia helps those that work with her build... **See more**



       